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COVER

TLC The Laser Center Inc.
First quarter report
Three Months Ended August 31, 1997
[picture] depicting eyes
INSIDE

MESSAGE TO SHAREHOLDERS

The fiscal quarter ending August 31, 1997 results were characterized by an increase in net revenue, driven primarily by strong growth in the number of refractive laser procedures performed.

First quarter gross revenue was $20.6 million, an increase of 253% over the 1997 comparative quarter. First quarter net revenue was $13.8 million, an increase of 281% over the first quarter of 1997, and the highest quarterly net revenue ever reported by the Company. The increasing revenue reflects continuing strong growth in the number of procedures at existing sites and TLC's rapidly expanding activities in the U.S. market. Over 6,100 paid refractive laser procedures were performed at TLC centers in the first quarter, compared to 1,600 from the same quarter a year ago.

TLC's net loss for the quarter was $3.7 million, or $0.14 per share, versus $0.8 million, or $0.05 per share for the corresponding period a year ago. The net loss includes $2.7 million in amortization and $1.6 million in development and start-up costs. The net loss was much lower than expected considering TLC's rapid expansion in the U.S. market, where most of TLC's U.S. centers have been open for less than 1 year. Traditionally, it takes 18 months for TLC laser centers to show a profit.

TLC's balance sheet and cash position is very strong. This, combined with stronger than expected operating results, will allow us to continue to grow our leadership position in the North American laser vision correction market.

TLC INTRODUCES LIFETIME VISION COMMITMENT FOR ITS PATIENTS

High-quality patient care is our first priority, and patient satisfaction is our only assurance of continued success. TLC's highly trained surgeons have been performing laser vision correction in Canada for the past eight years, and in the U.S. for more than a year. To date, our results have been excellent. In fact, we are so confident in the long-term visual stability of laser vision correction patients, TLC is willing to give patients a lifetime commitment. While we can't guarantee our patients a lifetime of perfect vision as a result of refractive surgery, we can reassure each patient of a lifetime of care to help maintain the best possible vision. Both past and future patients treated at a TLC center will be eligible to participate in TLC's LIFETIME COMMITMENT program*.

TLC LISTS ITS SHARES ON THE NASDAQ NATIONAL MARKET

TLC's shares have begun trading on the NASDAQ National Market under the symbol LZRCF. Of course, TLC also remains listed on the Toronto Stock Exchange under the trading symbol LZR.

TLC has always seen itself as a North American company, with strong ties to the U.S. Most of our doctors, employees and clinics are in the U.S. The Company has a strong U.S. shareholder base and its Nasdaq listing will give everyone the opportunity to participate in TLC's exciting future.

TLC ANNOUNCES NEW CHIEF FINANCIAL OFFICER

Peter Kastelic has been appointed as TLC's new Chief Financial Officer. Mr. Kastelic, who received his C.A. designation in 1983, brings a broad base of experience to TLC having served in key financial roles over the last 10 years. His experience includes, Potash Company of Canada Limited, Curragh Inc. and Falconbridge Limited.
[bar graph] depicting refractive clinic procedures by quarter
CONSOLIDATED BALANCE SHEET
(IN THOUSANDS OF CANADIAN DOLLARS)
THREE MONTHS ENDED AUGUST 31                        1997           1996

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Assets
Current
Cash and short-term deposits                    $    11,855    $     1,916
Accounts receivable                                   5,849          2,069
Income taxes recoverable                                150             --
Prepaids and sundry                                   2,845            573
                                                     20,699          4,558
Capital assets                                       36,588         18,705
Assets under capital lease                            9,787          1,699
Investment in affiliated companies                      634            367
Projects under development                              144          1,094
Deferred income taxes                                    26            141
Goodwill                                             35,850             --
Other                                                   575            106
                                                $   104,303    $    26,670
Liabilities
Current
Accounts payable and
accrued liabilities                             $     8,984    $     2,219
Income taxes payable                                     --             20
Current portion of long-term debt                     1,893          1,436
Current portion of obligations under
 capital lease                                        2,549            322
Current portion of term bank loan                        40             40
Deferred income taxes                                    32            133
                                                     13,498          4,170
Long-term debt                                        6,083          5,698
Obligations under capital lease                       8,791            923
Term bank loan                                           13             53
Deferred rent and compensation                        2,399             94
                                                     30,784         10,938
Non-controlling interest                                465             --
Shareholders' equity
Capital stock                                        94,460         20,237
Deficit                                             (21,406)        (4,505)
                                                     73,054         15,732
                                                $   104,303    $    26,670

CONSOLIDATED STATEMENT OF DEFICIT
(IN THOUSANDS OF CANADIAN DOLLARS)
THREE MONTHS ENDED AUGUST 31                           1997           1996
Balance, beginning of period                    $   (17,690)   $    (3,741)
Net loss for the period                              (3,716)          (764)
Balance, end of period                          $   (21,406)   $    (4,505)

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(IN THOUSANDS OF CANADIAN DOLLARS)
THREE MONTHS ENDED AUGUST 31                           1997           1996
Operating activities
Net loss for the period                         $    (3,716)   $      (764)
Amortization                                          2,717            637
Share of loss from affiliates                            87             28
                                                       (912)           (99)
Changes in non-cash operating items
Deferred income taxes (net)                             169             --
Projects under development                               24           (499)
Non-controlling interest                                  2             --
Income taxes payable                                   (104)           (87)

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Prepaid and sundry assets                              (529)           (44)
Accounts payable and accrued liabilities               (741)          (304)
Accounts receivable                                  (1,793)          (354)
Deferred rent                                            --              6
Cash provided from (used for)
 operating activities                                (3,884)        (1,381)
Financing activities
Capital stock issued                                  1,908            576
Term bank loan                                          (10)           (10)
Obligations under capital lease                        (320)             6
Long-term debt                                         (461)         2,705
Cash provided from (used for)
 financing activities                                 1,117          3,277
Investing activities
Other                                                    13            (18)
Investment in affiliated companies                      (46)          (136)
Assets under capital lease                              (53)          (681)
Goodwill                                             (2,042)            --
Capital assets                                       (4,227)        (3,288)
Cash provided from (used for)
 investing activities                                (6,355)        (4,123)
Decrease in cash                                     (9,122)        (2,227)
Cash and short-term deposits,
 beginning of period                                 20,977          4,143
Cash and short-term deposits,
 end of period                                  $    11,855    $     1,916

CONSOLIDATED STATEMENT OF INCOME
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
THREE MONTHS ENDED AUGUST 31                           1997           1996
Net revenues                                    $    13,804    $     4,912
Share of loss of affiliated companies                   (87)           (28)
                                                     13,717          4,884
Expenses
Operating                                            12,608          4,032
Financial                                               481            136
Amortization                                          2,717            637
                                                     15,806          4,805
Income (Loss) from operations                        (2,089)            79
Development and start-up expenses                     1,601            794
Loss before income taxes                             (3,690)          (715)
Income taxes
Current                                                  26             49
                                                         26             49
Net loss for the period                         $    (3,716)   $      (764)
LOSS PER SHARE                                  $     (0.14)   $     (0.05)
Weighted average number of
common shares outstanding                        26,914,000     16,712,283
Revenue Analysis
Gross revenues of
 all managed clinics                            $    20,560    $     8,131
Represented by:
Refractive clinics revenue                      $    14,100    $     3,551
Secondary care clinics
   physician group revenue                            6,460          4,580
                                                     20,560          8,131
Less:
Provision for contractual allowances

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 and adjustments                                      3,802          2,060
Amounts retained by physician groups                  3,632          1,159
                                                      7,434          3,219
Net revenues of all managed clinics                  13,126          4,912
Other                                                   678             --
Net revenues                                    $    13,804    $     4,912


CORPORATE OFFICE
TLC The Laser Center Inc.
5600 Explorer Drive,
Suite 301,
Mississauga, Ontario
L4W 4Y2
Tel: (905) 602-2020
Fax: (905) 602-2025

INVESTOR RELATIONS CONTACT
Stephen Kilmer
Tel: 1-800-TLC-1033 or
Tel: (905) 602-2020
Fax: (905) 602-2025
Website:
http://www.lzr.com
E-mail:
investor.relations @ lzr.com

TRANSFER AGENT
The CIBC Mellon Trust Company
Tel: 1-800-387-0825
Stock Exchange Listing
Shares of the Corporation are listed on the Toronto Stock Exchange and NASDAQ National Market

TRADING SYMBOLS
TSE - LZR
NASDAQ - LZRCF




FORWARD LOOKING INFORMATION
This quarterly report may contain forward-looking information within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. TLC's operating results can be impacted by a number of factors, any of which could cause actual results to vary materially from the current results or TLC's anticipated future results. TLC's operating results can vary substantially from period to period due to the timing of acquisitions and expansion opportunities. This and other factors make the estimation of future operating results uncertain. Risk factors are listed from time to time in TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission. TLC assumes no obligation to update information contained in this quarterly report.

LASER CENTERS IN CANADA

BRITISH COLUMBIA
VANCOUVER
TLC Northwest-Vancouver
(604) 903-4000

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Dr. Michael Melenchuk

NEW BRUNSWICK
MONCTON
TLC Moncton
(506) 863-1999
Dr. Josee Visockis
Dr. Serge Richard

ONTARIO
LONDON
TLC London
(519) 438-2020
Marion Baird

TORONTO
TLC Toronto
(416) 733-2020
Horace Chiu

WINDSOR
TLC Windsor
(519) 250-2020
Joseph Ferrari

LASER CENTERS IN THE UNITED STATES

CALIFORNIA
BREA
TLC Inland Empire
(909) 931-0044
Jerry Adams

COLORADO
DENVER
TLC Rocky Mountain
(303) 329-9141
Dr. Jimmy Jackson

FLORIDA
BOCA RATON
TLC Boca Raton
(561) 998-2020
Dr. Salvador DeCanio Jr.

MIAMI
TLC Miami
(305) 949-2999
Dr. Jonathon Jacobs

ILLINOIS
CHICAGO
TLC Chicago
(312) 640-3400
Janine Charland

WESTCHESTER
TLC MEI/Westchester

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(708) 562-4681
Janine Charland

INDIANA
INDIANAPOLIS
TLC Indiana
(317) 845-2020
Dr. Brian Duvall

MARYLAND
ROCKVILLE
TLC Rockville
(301) 881-2020
Kelly Citrin

MASSACHUSETTS
BOSTON
TLC Massachusetts
(617) 544-0223
Dr. Kristen Brown

MONTANA
BILLINGS
TLC Big Sky
(406) 651-0202
Dr. Harvey Bonner

NEW JERSEY
MOUNT LAUREL
TLC Mount Laurel
(609) 778-8550
Dr. F. Lawrence Vernamonti

FAIR LAWN
TLC Fair Lawn
(201) 796-4466
Tina Robinson

NEW YORK
NEW YORK
TLC Manhattan
(212) 588-0200
Bindu Thomas

GARDEN CITY
TLC Garden City
(516) 742-2020
Laura DiLorenzo

White Plains
TLC White Plains
(914) 997-2222
Dayna Heit

NORTH CAROLINA
CHARLOTTE
TLC Charlotte
(704) 344-0800

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Dr. William Rafferty

RALEIGH
TLC Raleigh/Durham
(919) 781-9400
Gloria Johnson

WINSTON-SALEM
TLC Winston-Salem
(910) 765-5600
Dr. Bill Rafferty

OHIO
ADA
TLC Lima
(419) 634-8155
Dr. Duane Wires

OKLAHOMA
OKLAHOMA CITY
TLC Oklahoma City
(405) 842-6060
Dr. Waymon Harrison

TULSA
TLC Tulsa
(918) 491-6009
Dr. Jeff Miller

PENNSYLVANIA
PLYMOUTH MEETING
TLC Plymouth Meeting
(610) 940-3937
Dr. David Gubman

SOUTH CAROLINA
GREENVILLE
TLC Piedmont
(864) 297-6299
Dr. Cynthia Wike

TENNESSEE
JOHNSON CITY
TLC Tri-Cities
(423) 282-0002
Dr. Richard Phillips

VIRGINIA
FAIRFAX
TLC Fairfax
(703) 560-2020
Janet Ward

WASHINGTON
LYNNWOOD
TLC Northwest Seattle
(425) 771-1200
Dr. Beth Kneib

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WISCONSIN
MADISON
TLC Wisconsin
(608) 249-6000
Dr. Charlotte Burns

SECONDARY EYE CARE FACILITIES IN THE UNITED STATES

ILLINOIS
CHICAGO*
TLC Chicago
(312) 640-3400
Janine Charland

PALOS HEIGHTS
TLC MEI/Palos Heights
(708) 361-7788
Janine Charland

WESTCHESTER*
TLC MEI/Westchester
(708) 562-4681
Janine Charland

SOUTH CAROLINA
GREENVILLE*
TLC Piedmont
(864) 297-6299
Dr. Cynthia Wike

WASHINGTON
SEATTLE
TLC Northwest Eye Inc.
(206) 528-6000
Rodger McCollum

TLC NETWORKS IN CANADA

ONTARIO
KITCHENER
(University of Waterloo)

TLC NETWORKS IN THE UNITED STATES

CONNECTICUT
HARTFORD
Dr. Jerry Hardison,
(860) 236-5831

INDIANA
SEYMOUR
Dr. Mike Frische,
(812) 523-8756

KENTUCKY
BENTON
Dr. Joe Ellis,

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(502) 527-7421

BOWLING GREEN
Dr. John Breiwa,
(502) 842-0383

COVINGTON
Dr. Richard Schuck,
(606) 781-2000

NEVADA
LAS VEGAS
Dr. Tom Kroll,
(702) 737-0321

NEW MEXICO
ALBUQUERQUE
Dr. Craig Clatanoff,
(505) 896-4554

TENNESSEE
CHATTANOOGA
Dr. Daryl Mann,
(423) 855-1666

KNOXVILLE
MEMPHIS
Dr. John Sharpe,
(901) 722-3263

NASHVILLE
Phil Christopherson,
(615) 361-0339

UNDER DEVELOPMENT

CALIFORNIA
BEVERLY HILLS
SAN DIEGO

OHIO
CLEVELAND
COLUMBUS
TOLEDO

GEORGIA
ATLANTA

INDIANA
FORT WAYNE

IOWA
SIOUX CITY

MICHIGAN
DETROIT

NEW YORK

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BROOKLYN

SOUTH CAROLINA
COLUMBIA/CHARLESTON


* Denotes a clinic that is also listed as a laser center